January 13, 2011

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:

Northern Lights Fund Trust, File Nos. 333-122917 and 811-21720

Dear Sir/Madam:

On behalf of Northern Lights Fund Trust, a registered investment company (the "Trust"), we hereby submit, via electronic filing, Post-Effective Amendment No. 199 to the Trust's Registration Statement under the Securities Act of 1933.  The Amendment is filed pursuant to Rule 485(a) promulgated under the Securities Act of 1933.

The main purpose of this filing is to amend the Prospectus of the Tatro Capital Tactical Appreciation Fund (the "Fund"), which was previously filed as part of Post-Effective Amendment No. 185 pursuant to Rule 485(a) on November 1, 2010.  The amendments serve to reflect responses to comments received from the Securities and Exchange Commission staff on January 5, 2011, and to include historical return information relating to a subsequent Agreement and Plan of Reorganization with FlexWater, LLC (a limited liability company operating as an unregistered investment company, commonly referred to as a hedge fund).  Pursuant to the reorganization agreement, FlexWater, LLC will be the predecessor entity to the Fund and therefore, its historical return information will be presented under the section of the Prospectus entitled "Performance."  Additionally, this Post-Effective Amendment No. 199 designates a new effective date for the previously filed Post-Effective Amendment No. 185.

If you have any questions, please contact JoAnn Strasser at (513) 352-6725.

Very truly yours,

/s/ Thompson Hine LLP

Thompson Hine LLP